Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

December 28, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Brigitte Lippmann

Re:	VectoIQ Acquisition Corp. II Registration Statement on Form S-1 Filed December 18, 2020 File No. 333-251510

Dear Ms. Lippmann:

On behalf of VectoIQ Acquisition Corp. II (the “Company”), we are hereby responding to the letter, dated December 28, 2020 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1 filed on December 18, 2020 (the “Registration Statement”). To update certain information in the Registration Statement, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

1.       We note you have a fiscal year end of December 31 and you have previously provided audited financial statements as of August 31, 2020 and for the period from August 10, 2020 (inception) through August 31, 2020. Please tell us how you determined it would be appropriate to update audited financial statements as of and through November 30, 2020.

Response: The Company supplementally advises the Staff that at the time of filing the Registration Statement the Company believed that the audited financial statements as of and for the period ending August 31, 2020 that were included in the Company’s Draft Registration Statement might need to be updated prior to the effective date of the Registration Statement. Accordingly, the Company determined that it would be appropriate to update the financial statements for the initial public filing of the Registration Statement, to avoid the need to potentially update them closer to the time of requesting effectiveness of the Registration Statement.

December 28, 2020

If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon